

October 17, 2013

<u>Via U.S. mail</u>
David Rogers
Chief Executive Officer
International Industrial Enterprises, Inc.
4116 Antique Sterling Court
Las Vegas, Nevada 89129

      Re: International Industrial Enterprises, Inc.
              Item 4.01 Form 8-K
              Filed August 22, 2013
              File No. 000-52905

Dear Mr. Rogers:

We issued a comment to you on August 29, 2013 regarding a Form 8-K filed August 22, 2013. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment as well as file the amended Form 8-K by October 31, 2013.

      If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      If you have any questions, please call me at (202) 551-3624.

                        Sincerely,

                        /s/ Heather Clark

                        Heather Clark
                        Staff Accountant